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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68856

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021   AND ENDING 12/31/2021
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LaSalle Investment Management Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 West Wacker Drive, Suite 2300
                                        (No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Estee Dorfman	(781)780-7069	estee@dorfman-finop.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
                (Name – if individual, state last, first, and middle name)

200 East Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003		185	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Alok Gaur, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LaSalle Investment Management Distributors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CECELIA A TOOMEY
Official Seal
Notary Public – State of Illinois
My Commission Expires Apr 21 2022

Signature: [signature]

Title:
President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Financial Statements and Schedules

December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
LaSalle Investment Management Distributors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LaSalle Investment Management Distributors, LLC (the Company) as of December 31, 2021, the related statements of operations and other comprehensive income, member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §



240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2012.

Chicago, Illinois
March 3, 2022

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2021

Assets		
Cash	$	5,050,101
Due from related party		4,860,346
Prepaid expenses		181,467
Total assets	$	10,091,914
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$	2,833,749
Due to Parent Company		454,977
Accrued expenses		596,659
Employee commissions payable		315,992
Total liabilities		4,201,377
Equity:		
Member's equity		5,888,462
Accumulated other comprehensive income		2,075
Total equity		5,890,537
Total liabilities and member's equity	$	10,091,914

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Statement of Operations and Other Comprehensive Income

Year ended December 31, 2021

Revenue:		
Commission and dealer manager fees	$	12,245,222
Private placement		6,932,038
Reimbursable revenue		3,482,758
Total revenue	$	22,660,018
Expenses:		
Selling expense	$	15,204,638
Travel and entertainment expense		538,792
Employee commissions expense		2,464,397
Business license and fees		811,980
Promotional expense		152,312
Legal expense		698,043
Audit expense		318,146
Other expense		1,346,949
Total expenses		21,535,257
Net income	$	1,124,761
Other comprehensive loss:		
Foreign currency translation adjustment		(32)
Total other comprehensive loss		(32)
Total comprehensive income	$	1,124,729

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Statement of Member's Equity

Year ended December 31, 2021

	Member units		Other Comprehensive Income/(Loss)		Member's equity		Total equity
Balances at January 1, 2021	500	$	2,107	$	4,763,701	$	4,765,808
Net income	—		—		1,124,761		1,124,761
Other comprehensive loss	—		(32)		—		(32)
Balances at December 31, 2021	500	$	2,075	$	5,888,462	$	5,890,537

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Statement of Cash Flows

Year ended December 31, 2021

Cash flows from operating activities:		
Net income	$	1,124,761
Reconciliation of net income to net cash from operating activities:		
Increase in prepaid expenses		(69,469)
Increase in due from related party		(1,839,683)
Increase in employee commissions payable		64,657
Increase in accounts payable		615,057
Increase in accrued expenses		237,775
Increase in due to Parent Company		302,564
Net cash from operating activities	$	435,662
Net increase in cash		435,662
Effect of exchange rates		(32)
Beginning cash balance		4,614,471
Ending cash balance	$	5,050,101

See accompanying notes to financial statements.

(1) Organization

LaSalle Investment Management Distributors, LLC (the Company or LIMD), a subsidiary of LaSalle Investment Management, Inc. (Parent Company and Member) was formed in the state of Delaware on March 10, 2011. The Company was formed to conduct transactions as a broker-dealer to provide investment management, asset management or similar services to the Parent Company or its affiliates. The Company is the Dealer Manager for the public and private offerings of Jones Lang LaSalle Income Property Trust, Inc. (JLLIPT), an affiliate of the Parent Company.

The Company is registered with the Securities and Exchange Commission (the SEC), Financial Industry Regulatory Authority (the FINRA), and various states. On December 20, 2011, the Company's FINRA membership was approved. The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to: (1) acting as a wholesaler and/or placement agent with respect to public non-listed REITs and the private placement of securities, including Delaware Statutory Trusts and other like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

On March 3, 2015, JLLIPT began a private offering of up to $350,000,000 of Class D shares of common stock.

On July 6, 2018, the SEC declared JLLIPT's second follow-on Registration Statement (the "Second Extended Public Offering") effective (Commission File No. 333-222533) to offer of up to $3,000,000,000 in any combination of shares of Class A, Class M, Class A-I and Class M-I common stock, consisting of up to $2,700,000,000 of shares offered in the primary offering and up to $300,000,000 in shares offered pursuant to the distribution reinvestment plan. On December 21, 2021, the Second Extended Public Offering was terminated.

On December 22, 2021, the SEC declared JLLIPT's third follow-on Registration Statement (the 'Third Extended Public Offering") effective (Commission File No. 333-256823) to offer up to $3,000,000,00, in shares of which $2,700,000,000 of shares offered in the primary offering and up to $300,000,000 in shares offered pursuant to the distribution reinvestment plan.

On October 16, 2019, JLLIPT began a private offering of up to $1,000,000,000 of interests in a Delaware Statutory Trust Program (DST Program).

Historically and for the foreseeable future, the Company is highly dependent on the Parent Company to fund any operating losses. As of December 31, 2021, the Company was obligated to the Parent and its affiliate organizations for certain loans/advance amounts recorded on the books and records of the Company totaling $454,977. The Parent will not require the repayment of these loans/advances that the Parent or its affiliates may provide to the Company during 2022, until subsequent to February 28, 2023 as evidenced in writing by the Parent Company.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates*
   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) *Limitation on Withdrawal of Equity Capital*

It is FINRA's policy to give written notice to the FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period. The Company made no equity distributions in 2021.

(c) *Revenue Recognition*

Upon adoption of ASU 2014-09, we identified revenue from contracts with customers, which includes sales commissions, dealer manager fees, placement fees, and reimbursable revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. See Note 3, Revenue Recognition, for revenue recognition disclosures required by ASU 2014-09.

(d) *Employee Commissions Expense*

In connection with the marketing of investment programs, employees of the Parent Company who are registered representatives of the Company may receive compensation based on the third-party investment in the related investment program.

(e) *Foreign Exchange*

We utilize the U.S. dollar as our functional currency, except for our Canadian bank account, which use the Canadian dollar as the functional currency. When preparing financial statements, assets and liabilities of foreign entities are translated at the exchange rates at the balance sheet date, while income and expense items are translated at average rates for the period. Income statement amounts of significant transactions are translated at the rate in effect as of the date of the transactions. Foreign currency translation adjustments are recorded in accumulated other comprehensive income.

(3) Revenue Recognition

Revenue earned during the year ended December 31, 2021 under the agreement with our client includes the following:

	Year ended December 31, 2021
Commissions	$ 2,193,785
Dealer manager fees	10,051,437
Private placement	6,932,038
Reimbursable revenue	3,482,758
Total revenue	$ 22,660,018

Sales commissions are based upon a percentage of third-party investment in the related investment program. The Company recognizes the upfront sales commissions for JLLIPT Class A, A-I and D common stock on a trade date basis when the services are performed and the amount the Company is entitled to is known. JLLIPT pays upfront selling commissions per the dealer agreement. LIMD's performance obligation is wholly satisfied on the date an investor purchases shares of JLLIPT common stock or beneficial interests in the DST Program. The upfront sales commissions on the DST Program are included in private placement in the Company's statement of operations and other comprehensive income.

LaSalle Investment Management Distributors, LLC entered into a new business to serve as the dealer manager for the DST Program. Our taxable REIT subsidiary, which is a wholly owned subsidiary of our operating partnership, will pay the dealer manager upfront selling commissions, upfront dealer manager fees and private placement fees of up to 5.0%, 1.0% and 1.0%, respectively, of the gross purchase price per unit of beneficial interest sold in the DST Program. All upfront selling commissions and upfront dealer manager fees are reallowed to participating broker-dealers and are recognized in the same manner as the selling fees detailed above.

Dealer manager fees accrue daily in an amount equal to 1/365th of the stated class-specific fee based on the net asset value for each outstanding share of common stock. The Company accounts for dealer manager fees which are satisfied at a point in time (trade date) but are paid over time as variable fees, as they are dependent upon net asset values of JLLIPT and investor activities in periods after the trade date. The Company receives an investor servicing fee of up to 0.25% of the initial equity investment in the DST Program. We charged 0% on one offering. Due to this constraint, the Company recognizes dealer manager fees when the net asset values of JLLIPT is known. Consequently, dealer manager fees recognized in the current period primarily relate to performance obligations that were satisfied in prior periods. The Company believes that the performance obligation is satisfied on the date the investor purchases shares of JLLIPT common stock or the beneficial interest in the DST. The transaction price is determined by the agreement between the Company and JLLIPT as disclosed in the JLLIPT prospectus. LIMD's performance obligation is satisfied on the date the investor purchases shares of JLLIPT common stock or the beneficial interest in the DST. The transaction price is determined by the agreement between the Company and JLLIPT as disclosed in the JLLIPT prospectus The dealer manager fees are included in commission and dealer manager fees, and the investor servicing fees are included in private placement in the Company's statement of operations and other comprehensive income.

The Company incurs certain costs in connection with its performance obligation to distribution services which it receives reimbursement from JLLIPT based on the Dealer Manager Agreement. Such costs are included in selling, travel and entertainment, business licenses, legal, audit, promotional, and other expenses in the Company's statement of operations and other comprehensive income. The Company controls the services before they are transferred to JLLIPT and acts in the capacity of a principal. LIMD's performance obligation is wholly satisfied on the date the goods or services are exchanged. Reimbursement for these costs are generally paid monthly and is presented on a gross basis in reimbursable revenue in the Company's statement of operations and other comprehensive income.

(4) Income Taxes

The Company is a limited liability company which is treated for federal and state income tax purposes as a disregarded entity and is not subject to income taxes. Accordingly, the accompanying financial statements contain no provision for income taxes. The Company had no uncertain tax positions which would require the Company to record a tax exposure liability as of December 31, 2021. The Company does not have a tax-sharing agreement with the Parent Company and no payments have been made between the Company and its Parent Company for tax reimbursements.

In December 2019, the FASB issued ASU No. 2019-12, "Simplifying the Accounting for Income Taxes" (ASU 2019-12). The amendment simplifies the accounting for income taxes by specifying that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. For public business entities, the guidance is effective for periods beginning after December 15, 2020. On January 1, 2021, the Company adopted ASU 2019-12, which did not have a material impact on the Company's consolidated financial statements.

(5) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the "SEC" Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital of 6 2/3%. At December 31, 2021, the Company had net capital and net capital requirements of $3,475,954 and $280,092, respectively. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was approximately 1.21 to 1.

(6) Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, LaSalle Investment Management, Inc. is the sole member of the Company and contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2111, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Delaware Limited Liability Company Act, a member shall not be personally liable for any debt, obligation, or liability of the Company solely by reason of being a member of a limited liability company.

(7) Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. Services under the Agreement include certain compensation and occupancy costs, including lease of office space, the use of furnishings, as well as the information technology infrastructure, with the Parent Company and were approximately $10,970,348 during 2021.

The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license, employee commission expense, and professional fees, in its statement of operations and other comprehensive income. Expenses are incurred by LIMD but paid by the Parent to the independent third parties. LIMD recognizes such expenses through the statement of operations and other comprehensive income and records a due to Parent liability until payment to the Parent is made. For the year ended December 31, 2021, the Parent Company paid expenses for a total of $6,160,302. As of December 31, 2021, the Company recorded due to related party of $454,977.

JLLIPT has engaged the Company as a dealer manager for the issuance and sale to the public for certain classes of JLLIPT common stock and interests in the DST Program. Pursuant to the arrangement, the Company will also manage relationships with participating broker-dealers and provide assistance in connection with compliance matters relating to marketing the JLLIPT offering.

The Company earns selling commissions on Class A shares of up to 3.0% of the net asset value per Class A share on the date of purchase. The Company receives a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.85% of the net asset value per share for Class A shares outstanding.

The Company will receive a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.30% of the net asset value for each Class M share.

The Company will earn selling commissions on Class A-I shares of up to 1.5% of the net asset value per Class A-I share on the date of purchase. In addition, the Company receives a dealer manager fee that accrues daily in an amount equal to $1/365^{th}$ of 0.30% of the net asset value for each Class A-I share.

No selling commissions or dealer manager fees are received in connection with the sale of any Class M-I shares.

The Company will earn selling commissions on Class D shares of up to 1.0% of the net asset value per Class D share on the date of purchase. No dealer manager fees are earned on Class D shares.

The Company will earn selling commissions of up to 5.0%, dealer manager fees of up to 1.0% and placement fees of 1.0% on the sales of interests in the DST Program on the date of purchase. In addition, the Company receives an investor servicing fee of up to 0.25% of the initial equity investment in the DST Program. The Company charged 0% on one offering.

The Company recorded total revenue of $12,245,222 from JLLIPT for the year ended December 31, 2021, which is included in commission and dealer manager fees in the statement of operations and other comprehensive income. As of December 31, 2021, the Company recorded a due from related party for $3,044,381. Pursuant to this participating broker-dealer arrangement, the Company engaged third-party participating broker-dealers to sell JLLIPT common stock. Payments of selling commissions and dealer manager fees are made by the Company to participating broker-dealers after receipt of funds from JLLIPT. The Company recorded total selling expense of $15,204,638 for the year ended December 31, 2021. As of December 31, 2021, the Company recorded accounts payable, related to these selling expenses, of $2,833,749. The Company recorded total private placement revenue of $6,932,038 from JLLIPT for the year ended December 31, 2021.

Pursuant to the Company's arrangement with JLLIPT, the Company is reimbursed for expenses incurred related to JLLIPT offerings. LIMD pays for such expenses to independent third parties and records reimbursable revenue and a due from related party for the amounts. For the year ended December 31, 2021, the Company recorded reimbursable revenue of $3,482,758. As of December 31, 2021, the Company recorded due from related party of $1,394,455. Additionally, LIMD is reimbursed for expenses paid related to JLLIPT fund costs paid in conjunction with other offering costs to independent third parties. These costs are not recorded on the statement of operations and other comprehensive income as they are not the responsibility of LIMD. As of December 31, 2021, the Company recorded due from related party of $421,510.

(8) COVID-19

The spread of novel coronavirus (COVID-19) pandemic in 2020 and 2021, posed uncertainties on the world economy, affecting every industry, including the capital markets. The Company has effectively responded to the pandemic by maintaining business continuity ensuring the availability of services for our customers. There is uncertainty around both the severity and duration of the COVID-19 pandemic, and the future financial and other impacts cannot be reasonably estimated at this time. However, the Company believes it is well positioned to weather any market volatilities and business disruptions related to the pandemic.

(9) Subsequent Events

Subsequent to December 31, 2021 and through March 3, 2022 the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

*****

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Total equity qualified for net capital	$	5,890,537
Deductions/charges:		
Non-allowable assets:		
Due from related party		2,231,929
Prepaid expenses		181,467
Total non-allowable assets		2,413,396
Net capital before haircuts on securities positions		3,477,141
Haircuts on securities		1,187
Net capital		3,475,954
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses		596,659
Employee commissions payable		315,992
Accounts payable		2,833,749
Due to Parent Company		454,977
Total aggregate indebtedness		4,201,377
Ratio: Aggregate indebtedness to net capital		1.21 to 1
Computation of basic net capital requirement		
Minimum net capital required (the greater of 6 2/3% aggregate indebtedness or $5,000)		280,092
Net capital in excess of minimum requirement	$	3,195,862

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2021 filed on February 1, 2022 by LaSalle Investment Management Distributors, LLC (the Company) in its Form X-17A-5.

See accompanying report of independent registered public accounting firm.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Computation for Determination of Customer Reserve Requirements
and PAB Reserve Requirements under Rule 15c3-3

December 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to: (1) acting as a wholesaler and/or placement agent with respect to public non-listed REITs and the private placement of securities, including Delaware Statutory Trusts and other like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to: (1) acting as a wholesaler and/or placement agent with respect to public non-listed REITs and the private placement of securities, including Delaware Statutory Trusts and other like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member and Management
LaSalle Investment Management Distributors, LLC:

We have reviewed management's statements, included in the accompanying LaSalle Investment Management Distributors, LLC Exemption Report (the Exemption Report), in which (1) LaSalle Investment Management Distributors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: acting as a wholesaler and/or placement agent with respect to public non-listed REITs and the private placement of securities, including Delaware Statutory Trusts and other like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Chicago, Illinois
March 3, 2022

LaSalle Investment Management Distributors, LLC Exemption Report

LaSalle Investment Management Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: acting as a wholesaler and/or placement agent with respect to public non-listed REITs and the private placement of securities, including Delaware Statutory Trusts and other like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LaSalle Investment Management Distributors, LLC

I, Alok Gaur, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____   03/03/2022
                                             _____
Alok Gaur   Date

CEO



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member and Management
LaSalle Investment Management Distributors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of LaSalle Investment Management Distributors, LLC (the Company) for the year ended December 31, 2021. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its



compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
March 3, 2022

2

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12-31-2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

LASALLE INVESTMENT MANAGEMENT
DISTRIBUTORS, LLC CRD #157625
333 WEST WACKER DRIVE, SUITE 2300
CHICAGO, IL 60606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Estee Dorfman 781-780-7069

2. A.	General Assessment (item 2e from page 2)	$5,959
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7-27-2021 Date Paid	(3,727)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,232
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$2,232

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $2,232

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC
(Name of Corporation, Partnership or other organization)

Robin D. Freeman
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 27the day of January, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2021
and ending 12-31-2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 22,660,019
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	15,204,638
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): EXPENSE REIMBURSEMENT INCOME (Deductions in excess of $100,000 require documentation)	3,482,758
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	18,687,396
2d. SIPC Net Operating Revenues	$ 3,972,623
2e. General Assessment @ .0015	$ 5,959
	(to page 1, line 2.A.)